SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-49792

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Jacksonville Savings Bank 401(k) Profit Sharing Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Jacksonville Bancorp, Inc.
                              1211 West Morton Road
                             Jacksonville, IL 62650

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003

                  Accountants' Report and Financial Statements

                           December 31, 2007 and 2006














                                    BKD LLP

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                           December 31, 2007 and 2006

Contents


    Report of Independent Registered Public Accounting Firm...................1


    Financial Statements

        Statements of Net Assets Available for Benefits.......................2

        Statements of Changes in Net Assets Available for Benefits ...........3

        Notes to Financial Statements.........................................4


    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......11

             Report of Independent Registered Public Accounting Firm



Trustee
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois


We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 20, 2008

Federal Employer Identification Number:  44-0160260

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2007 and 2006


                                               2007                  2006
                                            ---------             ----------
Assets
   Investments, at fair value              $ 6,014,968            $ 5,495,678

Liabilities
   Accounts payable                                 17                     -
                                           -----------            -----------
        Net assets availble for benefits   $ 6,014,951            $ 5,495,678
                                           ===========            ===========



See Notes to Financial Statements                                              2

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2007 and 2006



                                              2007                  2006
                                            ---------             ----------
Investment Income
   Net appreciation (depreciation)
    in fair value of investments           $    53,348           $   (34,996)
   Interest and dividends                      329,926               245,520
                                            ----------            ----------
        Net investment income                  383,274               210,524
                                            ----------            ----------

Contributions
   Employer                                    110,737               105,904
   Participants                                338,584               336,960
   Rollovers                                    60,097                67,994
                                            ----------            ----------
                                               509,418               510,858
                                            ----------            ----------
        Total additions                        892,692               721,382
                                            ----------            ----------
Deductions
   Benefits paid directly to participants      373,419                 8,250
                                            ----------            ----------

Net Increase                                   519,273                713,132

Net Assets Available for Benefits,
 Beginning of Year                           5,495,678              4,782,546
                                            ----------            -----------
Net Assets Available for Benefits,
 End of Year                                $6,014,951            $5,495,678
                                            ==========            ==========



See Notes to Financial Statements                                             3

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


Note 1:  Description of the Plan

        The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

        The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Company) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

        Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan. Employee rollover contributions are also permitted. The Company makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines the percentage each year. The Company elected to match 2007 and 2006 contributions up to 3% of the eligible compensation of each participant. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. The Company did not make a profit sharing contribution in 2007 or 2006.

    Participant Investment Account Options

        Investment account options available include various mutual funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006
    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of service. A person is fully vested after 6 years of continuous service. Prior to August 27, 2007, forfeitures were allocated among active participants based upon compensation. Subsequent to August 27, 2007, forfeitures are used to reduce the administrative expenses of the Plan.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount or installments equal to the value of his account.

    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


Note 2:  Summary of Significant Accounting Policies

    Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Valuation of Investments and Income Recognition

        Quoted market prices are used to value mutual funds and common stock. Certificates of deposit and money market funds are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006

    Plan Tax Status

        The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust document sponsored by Jacksonville Savings Bank Trust Department. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.
                                                                               6

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006

Note 3: Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments.


                                                           2007
                                            --------------------------------
                                                 Net
                                            Appreciation
                                           (Depreciation)           Fair
                                            in Fair Value         Value at
                                             During Year         End of Year
                                            ---------------------------------

Investments at Fair Value as Determined by
  Quoted Prices in an Active Market
   Mutual funds                            $    62,421           $ 3,283,407
   Common stocks                                (9,073)            1,191,684
                                            ----------            ----------
                                                53,348             4,475,091
                                            ----------            ----------

Investments at Cost Which Approximates Market

  Money market fund                                 -                  1,256
  Certificates of deposit                           -              1,538,621
                                            ----------            ----------
                                                    -              1,539,877
                                            ----------            ----------
                                            $   53,348            $6,014,968
                                            ==========            ==========

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006

                                                           2006
                                            --------------------------------
                                                 Net
                                            Appreciation
                                           (Depreciation)           Fair
                                            in Fair Value         Value at
                                             During Year         End of Year
                                            ---------------------------------

Investments at Fair Value as Determined by
  Quoted Prices in an Active Market
   Mutual funds                            $   205,593           $ 2,932,014
   Common stocks                              (240,589)            1,143,127
                                            ----------            ----------
                                               (34,996)            4,075,141
                                            ----------            ----------

Investments at Cost Which Approximates Market

  Money market fund                                 -                  1,165
  Certificates of deposit                           -              1,419,372
                                            ----------            ----------
                                                    -              1,420,537
                                            ----------            ----------
                                            $  (34,996)            $5,495,678
                                            ==========            ==========

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits in either year were as follows:


                                                      2007              2006
                                                ------------------------------
American Funds Amcap Fund                       $  327,599          $  319,693
American Funds Investment Company of America       562,090             572,102
American Funds Growth Fund of America              468,384             442,422
American Funds Income Fund of America              300,761                  -
American Funds Fundamental Investors               425,212             382,428
American Funds American Balanced Fund              428,959             375,563
American Funds Capital World Growth and
  Income Fund                                      435,401             302,319
Jacksonville Bancorp, Inc. common stock          1,191,684           1,143,127


Interest and dividends realized on the Plan's investments for the year ended 2007 and 2006 were $329,926 and $245,520.

Note 4:  Party-In-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

        The Plan's investments are held in a trust account administered by Jacksonville Savings Bank. Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Company. At December 31, 2007 and 2006, participants held 97,280 and 92,711 shares, respectively.

        The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $1,538,616 and $1,419,372 at December 31, 2007 and 2006,
        respectively.

        The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006

Note 5: Plan Amendments

        Effective January 1, 2007, the Plan was amended to change the number of years before a participant is fully vested in the Company's profit sharing contribution from 7 years to 6 years.

        Effective August 27, 2007, the Plan was amended to allow non-elective forfeitures to be applied to reduce administrative expenses of the Plan.

                              Supplemental Schedule

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2007


Identity of Issuer                       Description of Investment Current Value
-------------------------------------------------------------------------------
Common Stock
  Jacksonville Bancorp, Inc.*                   97,280 shares      $1,191,684


American Funds Investment Company of America    17,059 shares         562,090
American Funds Growth Fund of America           13,772 shares         468,384
American Funds Amcap Fund                       16,250 shares         327,599
American Funds Fundamental Investors            10,017 shares         425,212
American Funds Income Fund of America           15,519 shares         300,761
American Funds Capital World Growth & Income     9,760 shares         435,401
American Funds Washington Mutual Fund            2,519 shares          84,712
American Funds New Prespective Fund              6,882 shares         233,568
American Funds Bind Fund of America                513 shares           6,702
American Funds Smallcap World Fund                 245 shares          10,019
American Funds American Balanced Fund           22,212 shares         428,959
                                                                   ----------
                                                                    3,283,407
                                                                   ----------

Certificates of Deposit
  Jacksonville Savings Bank*                    1.49%-5.00%         1,538,621
                                                                   ----------

Money Market
  Prime Fund Daily Money                        1,256 units             1,256
                                                                   ----------
                                                                   $6,014,968
                                                                   ==========

 * Represents a party-in-interest to the Plan

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 JACKSONVILLE SAVINGS BANK
                                  401(k) PROFIT SHARING PLAN

                                  By:      Authorized Officer of Jacksonville
                                            Savings Bank Trust Department



Date: June 20, 2008               By:    /s/ John D. Eilering
                                Name:    John D. Eilering
                               Title:  Vice President, Jacksonville Savings Bank

                                   EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm



We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70259 and No. 333-38090) pertaining to the Jacksonville Savings Bank 401(k) Profit Sharing Plan, of our report dated June 20, 2008, with respect to the financial statements of the Jacksonville Savings Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/sig/ BKD, LLP

Decatur, Illinois
June 20, 2008